Exhibit 14
Hallador Energy Company
Code of Conduct

Introduction

 Our Board of Directors (the "Board") has adopted the following Code of Conduct (this "Code") for members of the Board, our officers and employees. This Code is intended to focus such persons on areas of ethical risk, provide guidance and to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct and help foster honest and ethical conduct. Each director, officer and employee must comply with the letter and spirit of this Code. This Code addresses each of you.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors, officers and employees. If any aspect of this Code is unclear to you as an employee, or if you have any questions or face dilemmas that are not addressed, you should confer with your supervisor.

We reserve the right to amend or rescind this Code or any portion of it at any time and to adopt different policies and procedures at any time. In the event of any conflict or inconsistency between this Code and any other materials distributed by us, this Code shall govern. If a law conflicts with a policy in this Code, you must comply with the law.

If you are in, or aware of, a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described in this Code.

Conflict of Interest

A "conflict of interest" occurs when your private interest interferes in any way, or appears to interfere, with our interests as a whole. Conflicts of interest arise when you or your immediate family receives improper personal benefits, financial or otherwise, as a result of your position with us. You must avoid conflicts of interest with us.

It is impossible to enumerate all the situations in which potential conflicts of interest might arise. This Code does not attempt to describe all possible conflicts of interest that could develop. Some of the more common conflicts from which you must refrain, however, are set out below:

• Loans. We will not make any personal loans or extensions of credit to you or your family members, or become contingently liable for your debts or those of your family. Consistent with this practice, you may not borrow from (or loan to) any person or entity that competes with us or which we have or propose to enter into an investment, business or contractual relationship, except normal and customary financial services from banks or other financial institutions.

• Relationships of with third parties. You may not engage in any conduct or activity that is inconsistent with our best interests or that disrupts or impairs our relationship with any person or entity with which we have or propose to enter into an investment, business or contractual relationship. Additionally, you may not speculate or trade in the securities of, or otherwise acquire an interest in, an entity with which we, to your knowledge, is negotiating or contemplating negotiating for a merger or acquisition.

• Compensation. You and your family members may not accept compensation, in any form, for services performed for us from any source other than us. Additionally, officers and employees may not take an active interest in, or be employed by, any outside business, while an exempt employee of ours

•Gifts. The purpose of business entertainment and gifts in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift or entertainment should ever be directly or indirectly offered, given, provided or accepted by you or a member of your family to or from any customer, supplier or competitor of ours unless it:

a.	is not a cash gift,
b:      is consistent with customary business practices,
c:      is not excessive in value,
d:      cannot reasonably be construed as a bribe or payoff, and
e:      does not violate any laws or regulations

Please discuss with Andy Bishop, our CFO, any gifts or proposed gifts that you are not certain are appropriate.

For purposes of this Code, "family members" include your family members who reside with you, anyone else who lives in your household and any family member who does not live in your household but whose transactions in our securities are directed by you or are subject to your influence or control (such as a parent or child who consults with you before he or she trades in our securities).

Insider Trading

Directors, officers and employees who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of our business. All non-public information about us should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. Please consult our policy on insider trading for additional policies related hereto.

 Corporate Opportunities

You owe a duty to us to advance our legitimate interests when the opportunity to do so arises. When an opportunity that relates to our business has been presented to you as a result of your relationship with us or our agents, you are prohibited from (a) taking for yourself personally opportunities that are discovered through the use of our property or information, or your position with us, (b) using our property, information or position for personal gain, or (c) personally competing with us, directly or indirectly, for business opportunities. However, if it has been determined that we will not pursue an opportunity presented to us, you may pursue such opportunity if such involvement is fully disclosed to our Board and does not interfere with the fulfillment of your responsibilities to us.

Record-Keeping

We require honest and accurate recording and reporting of information in order to make responsible business decisions. All of our books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect our transactions and must conform both to applicable legal requirements and to our system of internal controls. Periodic and other reports (financial and otherwise) to federal, state and local government agencies must present a full, fair, accurate, timely and understandable disclosure by us. Business records and communications should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations of people and companies. This applies equally to e-mail, internal memoranda and formal reports. Records should always be retained or destroyed according to our record retention policies.

Confidentiality

You must maintain the confidentiality of information entrusted to you by us, and any other confidential information about us that comes to you, from whatever source, in your capacity as a director, officer or employee except when disclosure is authorized or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to us, if disclosed.

Protection and Proper Use of Our Assets

You should endeavor to protect our assets and ensure their efficient use. Theft, carelessness and waste of assets have a direct impact on our profitability. All of our assets are to be used only for legitimate business purposes, though incidental personal use may be permitted.

Compliance with Laws, Rules and Regulations

You shall comply with all laws, rules and regulations applicable to us. Specifically, and without limitation, you shall provide full, fair, accurate, timely and understandable disclosure in reports that we file, or submits to, the SEC and in other public communications made by us.

Waivers of this Code of Conduct

Changes in or waivers of this Code may be made only by the Board or, in the case of any change in or waiver of this Code for any of the officers, only by the independent directors on the Board. All changes in or waivers of this Code for officers will be promptly disclosed as required by law or applicable regulations.

Encouraging the Reporting of any Illegal or Unethical Behavior

Directors, officers and employees should promote ethical behavior and take steps to create a working environment that (a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation, (b) encourages employees to report violations of laws, rules, regulations or this Code to appropriate personnel and (c) fosters the understanding among employees that we will not permit retaliation for reports made in good faith.

Failure to Comply; Compliance Procedures

Your failure to comply with the laws or regulations governing our business, this Code or any other policy or requirement may result in disciplinary action including termination of employment, and, if warranted, legal proceedings.

We must all work to ensure prompt and consistent action against violations of this Code. However, in some situations, it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that we have a way to approach a new question or problem. These are the steps to keep in mind:

• Make sure you have the facts. In order to reach the right solutions, we must be as fully informed as possible.

• Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will enable you to focus on the specific question you are faced with, and the alternatives you have. Use your judgment and common sense.

• Clarify your responsibility and role. In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

• Usually employees should discuss problems with their supervisors. This is the basic guidance. In many cases, your supervisor will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is your supervisor's responsibility to help solve problems. In the case where it may not be appropriate to discuss a complaint or concern with your supervisor, or where you do not feel comfortable approaching your supervisor with your complaint or concern, you may discuss it with Andy Bishop, CFO.  If you prefer to submit your questions or concerns in writing or on a confidential and/or anonymous basis, forward them either:

•	to Andy Bishop at 1660 Lincoln Street, Suite 2700, Denver, CO 80264-2701 or via email at wabishop@halladorenergy.com or 303-839-5504 ext 315; or

through our toll-free twenty-four hour service:

Primary URL:        http://www.openboard.info/hpco/

Primary Email:     hpco@openboard.info

Primary Phone:    866-229-6923

Written concerns or complaints that are not anonymously submitted will be acknowledged in writing.

• You may report violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. We do not permit retaliation or retribution of any kind against employees for good faith reports of ethical violations.

• Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

• If you tell us in advance of a potential situation then it is our problem; however, it you tell us after the fact then it is your problem.

Adopted April 16, 2010
Effective May 19, 2010